

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



02020241

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 12-18-2001
1-00442

February 18, 2002

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

Act 1934
Section
Rule 14a-8
Public Availability 3/18/2002

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue
Suite 4800
Seattle, WA 98101-3099

Re: The Boeing Company
Incoming letter dated December 18, 2001

Dear Ms. Morgan:

This is in response to your letter dated December 18, 2001 concerning the shareholder proposal submitted to Boeing by Carl Ritcheson. We also have received a letter from the proponent dated January 28, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Cc: c/o Carl Ritcheson
District Lodge 751
9125 15th Place South
Seattle, WA 98108

PERKINS COIE LLP

1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500



RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
01 DEC 20 PM 2:53

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 18, 2001

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Carl Ritcheson for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 13, 2001 Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Carl Ritcheson (the "Proponent"), for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal, or portions of the Proposal, from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal, or portions of the Proposal, from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to incorporating measures of "human capital" into the standards used to determine executive compensation and states in relevant part:

> *RESOLVED, that the stockholders of the Boeing Company request that the Compensation Committee of the Board of Directors, in establishing and administering standards for use in awarding performance-based executive compensation, incorporate measures of human capital such as contributions to employee training, morale and safety, in addition to traditional measures of the Company's financial performance, such as stock price.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from the 2002 Proxy Statement and form of proxy for the following reasons:

1. The Proposal deals with a matter relating to the Company's ordinary business operations because it encompasses more than senior-executive compensation, and is therefore properly excludable under Rule 14a-8(i)(7);

2. The Proposal has been substantially implemented by the Company, which already incorporates measures of "human capital" in its annual performance evaluation and review program for executives, and is therefore properly excludable under Rule 14a-8(i)(10); and

3. Portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. The Proposal deals with a matter relating to the Company's ordinary business operations because it encompasses more than senior-executive compensation, and is therefore properly excludable under Rule 14a-8(i)(7).

Historically, the Staff has not permitted the exclusion of proposals relating to executive compensation matters on the basis that the proposal relates to management functions, or the target company's ordinary business matters. This position is based on the Staff's well-settled view that "issues affecting CEO and other senior executive and director compensation are unique decisions affecting the nature of the relationships among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance." *Xerox Corp.* (Mar. 25, 1993); *see also Release No. 34-40018* (May 21, 1998); *El Paso Energy Corp* (Mar. 8, 2001); *Milacron, Inc.* (Jan. 24, 2001); *Walt Disney Corp.* (Sept. 27, 2000); *Time Warner, Inc.* (Feb. 17, 1998); *CoBancorp, Inc.* (Feb. 22, 1996); *Xerox Corp.* (Mar. 25, 1993).

However, the Staff has recognized that a proposal is excludable if it fails to adequately identify the class of executives it purports to cover. *See Lucent Technologies, Inc.* (Nov. 6, 2001) (proposal seeking to decrease the salaries, remuneration and expenses of "ALL officers and directors"); *Comshare, Inc.* (Jul. 24, 2001) (proposal requesting that "Board improve disclosure of its strategy for awarding stock options to top executives and directors" excludable); *Minnesota Mining and Mfg. Co.* (Mar. 4, 1999) (proposal requesting that "total compensation yearly percentage increases for the top 40 executives be limited to no more than 25% higher than yearly percentage increase for the average compensated employee" excludable as a "general compensation matter"). The Proposal purports to cover "performance-based executive compensation." However, the Proposal employs the term "executive" in an overly inclusive manner that is not limited to directors, the CEO and other senior executives. *See Xerox Corp.* (Mar. 25, 1993). The Company employs many persons who are considered executives, but who are not directors or other senior executives. The Proposal is therefore too broad in scope and properly excludable under Rule 14a-8(i)(7) as it relates to the Company's general compensation matters, or ordinary business operations. *See, for example, Comshare, Inc.* (Jul. 24, 2001) (permitting exclusion of proposal requesting that "Board improve disclosure of its strategy for awarding stock options to top executives and directors").

2. The Proposal has been substantially implemented by the Company, which already incorporates measures of "human capital" in its annual performance evaluation and review program for executives, and is therefore properly excludable under Rule 14a-8(i)(10);

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See SEC Release No. 34-30091* (Aug. 16, 1983); *Masco Corp.* (Mar. 29, 1999); *BankAmerica Corp.* (Feb. 10, 1997). Moreover, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Thus, where a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal may be excluded as moot. *See The Gap, Inc.* (Mar. 8, 1996).

In *Raytheon Co.* (Feb. 26, 2001), the target company successfully argued that it had substantially implemented a proposal identical to the present Proposal. Raytheon did so by demonstrating that its annual executive evaluation and review process included consideration of many of the same "human factors" referenced in the proposal. Raytheon's "Results Based Incentive Program" annually awarded performance-based executive compensation based on four factors—"Financial, Operational, Raytheon Six Sigma and People Metrics." The last of these was measured using a variety of tools including 360-degree feedback, which provided the executive feedback from peers, subordinates and managers. In addition, employee training, morale, and safety were each included in the People Metrics factor.

Like Raytheon, Boeing has similar annual executive evaluation and review processes already in place that included consideration of many of the same "human factors" referenced in the Proposal. The Compensation Committee of the Board of Directors plays a key oversight role in ensuring that the Company's executives live up to the Company's commitments to its human capital. Executive evaluation processes flow from the Company's Vision 2016 ("Vision"), which articulates the Company's long-term strategies, core competencies and values. A copy of the Vision is attached to this letter as **Exhibit B** and is also available to the public at www.boeing.com/vision. Among the values emphasized by the Vision are (a) People Working Together—encouraging cooperative efforts at every level and across all activities in the Company; (b) A Diverse and Involved Team—fostering a participatory workplace that enables people to get involved in making decisions about their work; and (c) Good Corporate Citizenship—providing a safe workplace and protecting the environment.

Each executive at the Company is evaluated annually on their conformance to and advancement of these values. The Executive Performance Discussion Worksheet (the "Worksheet") is a core component of each executive's annual review and evaluation. Completed by an executives peers and superiors, many of the "human factors" referenced by the Proposal are considered as part of that Worksheet, including:

> **Inspiring and Empowering Others**. Creates a climate that fosters personal investment and excellence; nurtures commitment to a common vision and shared values; gives people opportunity and latitude to grow and achieve, sets high expectations and conveys confidence in others' ability to achieve them.
>
> **Attracting and Developing Talent.** Identifies the competencies needed in the workforce, attracts high-caliber people; accurately appraises the strengths and weaknesses of others; provides constructive feedback and coaching; develops successors and talent pools; addresses career development and work environment issues that impact retention.

We believe the Company has taken significant steps over the course of several years to implement the Proposal's executive performance criteria. Accordingly, we have advised the Company that it may properly exclude the proposal from its 2002 Proxy Statement pursuant to Rule 14a-8(i)(10).

3. Portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are materially false or misleading.

Rule 14a-8(i)(3) permits the omission of a shareholder proposal if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including materially false or misleading statements in their proxy statements. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *DT Indust.* (Aug. 10, 2001); *Security Financial Bancorp* (July 6, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001); *UAL Corp.* (Feb. 23, 2001).

The following statement is properly excludable because it asserts facts in reliance upon purported authorities, providing sufficient documentation for verification. *See APW, Ltd.* (Oct. 17, 2001); *General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001).

- [paragraph 3] "There is increasing evidence linking 'high performance workplace' practices, which emphasize employee training, preparation and feedback, with better overall management, higher productivity, and ultimately, greater value for shareholders. For example, a 1999 study and 2001 follow-up study by Watson Wyatt Worldwide found that a significant improvement in human resources practices is associated with increases in total return for shareholders."

The Proponent cites to two Watson Wyatt Worldwide studies. Though the Company is familiar with Watson Wyatt Worldwide, it is unable to identify and procure the particular studies to which the Proponent refers. We are therefore unable to verify the accuracy of the Proponent's summary. Absent such verification, we have advised the Company that it may properly exclude the statement from the Proposal in the event the Proposal appears in the Company's 2002 Proxy Statement.

* * *

For the foregoing reasons, we believe that the Proposal, or portions of the Proposal, may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal, or portions thereof, are excluded.

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:rh
Enclosure

cc: Carl Ritcheson
James C. Johnson, The Boeing Company

EXHIBIT A

The Boeing Company Shareholder Proposal
Benchmarking Executive Compensation

"RESOLVED, that the stockholders of the Boeing Company (the "Company") request that the Compensation Committee of the Board of Directors, in establishing and administering standards for use in awarding performance-based executive compensation, incorporate measures of human capital such as contributions to employee training, morale and safety, in addition to traditional measures of the Company's financial performance, such as stock price."

SUPPORTING STATEMENT OF THE PROPONENT

The Proponent is concerned that the process for compensating the Company's senior executive officer does not take into account performance measures relating to our most important resource – human capital. The loyalty and productivity of the Company's workforce has demonstrably improved the Company's long-term financial success. The Proponent believes that recent downsizing and layoffs not related to loss of sales threaten to destroy that loyalty and productivity.

There is increasing evidence linking "high performance workplace" practices, which emphasize employee training, participation, and feedback, with better overall management, higher productivity and, ultimately, greater value for shareholders. For example, a 1999 study and 2001 follow-up study by Watson Wyatt Worldwide found that a significant improvement in human resources practices is associated with increases in total return to shareholders. In light of that evidence, companies have begun to implement compensation programs that incorporate measures of employee satisfaction and development in the formula for determining executive pay. For example, UAL, Eastman Kodak and Sears, Roebuck & Co. base certain executive compensation on, among other factors, objective measures of employee satisfaction.

In the opinion of the Proponent, Boeing's ability to attract, develop and retain good employees is critical to its success, and that senior executives, compensation should be based, in part, on the Company's progress toward attaining that goal. To that end, the Proponent requests that the Compensation Committee of the Company's Board of Directors formulate employment practice performance criteria to be used in determining compensation for its senior executive officers and in bonus, stock option and long-term incentive plans in which those executives participate. These measures should constitute a significant component in determining the overall amount of performance-based compensation.

Further, the employee satisfaction component of executive compensation should include both affirmative and negative components. On the affirmative side, an increase in measures of employee satisfaction should result, all other factors remaining the same, in a higher overall performance rating for the executive and thus a larger amount of performance based compensation. Employee satisfaction should be measured using objective surveys and interviews conducted on at least an annual basis. On the negative side, an executive's performance rating would decline when, through the use of employment satisfaction measures, the officer does not contribute positively to employment security, training, morale and safety.

EXHIBIT B



2016

People working together as a global enterprise for aerospace leadership

Strategies

Run healthy core businesses

Leverage strengths into new products and services

Open new frontiers

Core competencies

Detailed customer knowledge and focus

Large-scale systems integration

Lean enterprise

Values

Leadership

Integrity

Quality

Customer satisfaction

People working together

A diverse and involved team

Good corporate citizenship

Enhancing shareholder value

www.boeing.com/vision

Vision 2016

People working together as a global enterprise for aerospace leadership

Strategies

Run healthy core businesses
Leverage strengths into new products and services
Open new frontiers

Core competencies

Detailed customer knowledge and focus

We will seek to understand, anticipate and be responsive to our customers' needs.

Large-scale systems integration

We will continuously develop, advance and protect the technical excellence that allows us to integrate effectively the systems we design and produce.

Lean enterprise

Our entire enterprise will be a lean operation, characterized by the efficient use of assets, high inventory turns, excellent supplier management, short cycle times, high quality and low transaction costs.

Values

Leadership

We will be a world-class leader in every aspect of our business – in developing our team leadership skills at every level; in our management performance; in the way we design, build and support our products; and in our financial results.

Integrity

We will always take the high road by practicing the highest ethical standards and by honoring our commitments. We will take personal responsibility for our actions and treat everyone fairly and with trust and respect.

Quality

We will strive for continuous quality improvement in all that we do, so that we will rank among the world's premier industrial firms in customer, employee and community satisfaction.

Customer satisfaction

Satisfied customers are essential to our success. We will achieve total customer satisfaction by understanding what the customer wants and delivering it flawlessly.

People working together

We recognize that our strength and our competitive advantage is – and always will be – people. We will continually learn, and share ideas and knowledge. We will encourage cooperative efforts at every level and across all activities in our company.

A diverse and involved team

We value the skills, strengths and perspectives of our diverse team. We will foster a participatory workplace that enables people to get involved in making decisions about their work that advance our common business objectives.

Good corporate citizenship

We will provide a safe workplace and protect the environment. We will promote the health and well-being of Boeing people and their families. We will work with our communities by volunteering and financially supporting education and other worthy causes.

Enhancing shareholder value

Our business must produce a profit, and we must generate superior returns on the assets entrusted to us by our shareholders. We will ensure our success by satisfying our customers and increasing shareholder value.


BOEING
Forever New Frontiers

DO 6000 5880 REV (20MAR2001)

www.boeing.com/vision

Copyright 2001 Boeing. All rights reserved. Printed in U.S.A.

January 28, 2002

Securities And Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of Carl Ritcheson; no-action request by The Boeing Company

Dear Sir/Madam:

On November 13, 2001, Mr. Carl Ritcheson (the "Proponent") submitted to The Boeing Company ("Boeing" or the "Company") a shareholder proposal (the "Proposal") asking the Compensation Committee of the Company's Board of Directors to incorporate measures of human capital such as contributions to employee training, morale and safety into the standards for use in awarding performance-based executive compensation. The supporting statement makes clear that the Proposal focuses on senior executive compensation.

In a letter to the Commission dated December 18, 2001, the Company stated that it intends to omit the Proposal from its proxy materials being prepared for the 2002 annual meeting of shareholders. The Company argues that the Proposal is excludable because (1) it relates to the Company's ordinary business operations as it encompasses more than senior-executive compensation; (2) Boeing has already substantially implemented the Proposal by means of an annual performance evaluation and review program for executives; and (3) it contains statements that are materially false and misleading.

As discussed below, the Proposal addresses executive compensation and the supporting statement clarifies it as senior executive compensation, a matter that the Division has consistently ruled to be outside the scope of the ordinary business exclusion. Secondly, the Proposal has not been substantially implemented as the Company's annual executive performance evaluation and review process do not adequately or directly incorporate human capital measures in awarding senior executive performance pay. Finally, the statements and assertions from the Proposal in which the Watson Wyatt World Wide studies are cited and that Boeing was unable to identify and verify will be clearly identified.

I. Ordinary Business

In stating that the Proposal is excludable because it relates to ordinary business matters, Boeing states that the Proposal encompasses more than senior executive compensation. However, the supporting statement qualifies that the Proponent addresses measures having to do with *senior* executive performance pay. The Division has concluded that proposals addressing senior executive compensation can be included in proxy material. *See e.g.*, Reebok International Limited (available March 16, 1992) and Baltimore Gas and Electric Co (available February 13, 1992). If necessary, the Proponent will make revisions in the Proposal to clarify that the focus is on senior executive compensation.

More recently, in Louisiana-Pacific Corp. (available February 29, 1996), the proposal asked the board to adopt executive compensation policies that reward executives for creating a "high performance workplace" in which a priority is placed on achieving continuous improvement in productivity, quality and service through employee involvement in decision-making, employee compensation linked to performance, and a serious commitment to training. The Division rejected Louisiana-Pacific's assertion that questions about creating a "high-performance workplace" involved ordinary business matters. The Division stated that the "proposal appears to be sufficiently related to policies and standards for setting executive compensation so as to render Rule 14a-8(c)(7) unavailable as a basis upon which to exclude the proposal."

II. Substantially Implemented

Boeing suggests that by it compensation policies and its annual executive performance evaluation and review process that the company has already substantially implemented the Proposal. However, the Proposal asks to incorporate human capital measures more directly in awarding senior executive performance pay.

The Company states that "executive evaluation processes flow from the Company's Vision 2016 ("Vision"), which articulates the Company's long-term strategies, core competencies and values." Executives are evaluated annually on their "conformance to and advancement of these values."

Boeing's Vision does not incorporate specific measures to be used in evaluating the Company's ability in addressing human capital factors or such workplace practices known as "high performance workplace" practices, which emphasize employee training, participation, and feedback, with better overall management, higher productivity, and increased shareholder value. The Proposal seeks to clearly link these measures to determining senior executive performance pay. Currently, the Vision's stated values and long-term strategies are not directly linked to the determination of the senior executives' performance pay.

The Company asserts that it has an annual executive evaluation and review process that takes into account "many of the same "human factors" referenced in the

Proposal." However, the Company's current evaluation and review process do not contain a clear linkage between human capital factors and measures used to determine senior executive compensation. Again, the Proposal asks to incorporate these measures and directly link them to awarding senior executive performance pay.

III. False and Misleading Statements

Boeing asserts that the Proposal contains statements that are materially false and misleading. To support this argument, the Company states that it is "unable to identify and procure" the Watson Wyatt Worldwide reports that the Proponent cites in the supporting statement. Therefore, the Company claims to be unable to verify the Proponent's summary.

The1999 report by Watson Wyatt Worldwide is entitled, "Human Capital Index: Human Capital As a Lead Indicator of Shareholder Value." Watson Wyatt completed a follow-up study in 2001 as well. The research is summarized and can be obtained on line at www.watsonwyatt.com. Although, the Proposal's citation of this research appears clear, the Proponent offers to make any necessary revisions to the supporting statement in regard to this reference.

In conclusion, the Proposal should not be excluded on any of the three grounds raised by Boeing. First, the Proposal clearly states in its supporting statements that it's focus is on senior executive performance pay and, therefore, is not excludable because it encompasses more than senior executive compensation. Second, the Proposal has not been substantially implemented by the existence of the Company's current executive evaluation and review process. Lastly, the reference of concern to the Company has been properly clarified.

If you have any questions, please do not hesitate to call me at 206-763-1300. I would be pleased to be of further assistance in this matter.

Sincerely,



Carl Ritcheson

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 18, 2001

The proposal requests that the Compensation Committee incorporate measures of "human capital" in establishing and administering standards for use in awarding performance-based executive compensation.

We are unable to concur in your view that Boeing may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the discussion of the 1999 and 2001 Watson Wyatt studies.

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Grace K. Lee
Attorney-Advisor